Shareholder Rebuttal to TJX Companies Opposition Statement
Regarding Net-Zero Greenhouse Gas Emissions

240.14a-103 Notice of Exempt Solicitation
U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT:  TJX Companies
NAME OF PERSON RELYING ON EXEMPTION: Jantz Management LLC
ADDRESS OF PERSON RELYING ON EXEMPTION: 470 Atlantic Avenue, 4th Floor, Boston, MA 02210

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

TJX shareowners are encouraged to vote FOR resolution #10:

Resolved: The shareholders request the Board of Directors of TJX, Inc. (the “Company”) to prepare a report to shareholders by December 31, 2017 that evaluates the potential for the Company to achieve by a fixed date “net-zero” emissions of greenhouse gases from parts of the business owned and operated by the Company. The report should be done at reasonable expense and may exclude confidential information.

Overview
Experts increasingly believe that in order to avoid the most dangerous effects of global warming, the world must achieve net-zero greenhouse gas (GHG) emissions as quickly as possible.1 A 2015 Nature Climate Change article emphasized that because the deployment of negative-emissions technologies will likely be limited due to any combination of the environmental, economic or energy constraints examined in the study, "Plan A" must be to reduce GHG emissions aggressively now. 2 Because “2017 was the planet's second warmest March since record keeping began in 1880,”3 the Proponent believes TJX Companies should consider if reaching net zero GHG emissions is feasible sooner than later.

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1 https://phys.org/news/2015-12-aggressive-action-greenhouse-gas-emissions.html
2 https://phys.org/news/2015-12-aggressive-action-greenhouse-gas-emissions.html
3 https://www.wunderground.com/cat6/march-2017-earths-2nd-warmest-march-record

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote YES on item number 10 following the instruction provided on the management’s proxy mailing.

Image description: Departure of temperature from average for March 2017, the second warmest March for the globe since record keeping began in 1880. Some areas in northern and eastern Russia, central Australia, and the south-central contiguous U.S. had a record warm March. Four of the six continents with good data had at least a top seven warmest March, with Europe and Oceania having their second warmest March on record. Continental records began in 1910.”4
Image credit: National Centers for Environmental Information (NCEI)

Furthermore, the earth is experiencing these record high temperatures as carbon-emissions continue to increase the level of carbon in the atmosphere5:

Image credit: National Oceanographic and Atmospheric Administration

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4 https://www.wunderground.com/cat6/march-2017-earths-2nd-warmest-march-record
5 https://www.esrl.noaa.gov/gmd/webdata/ccgg/trends/co2_data_mlo.png

Business risks exist due to climate change.
The Proponent believes that business risks for our company due to climate change exist, such as: increasing cost of natural products and materials used to manufacture the products we sell; potential delays in transit of products to our stores due to extreme weather conditions; damage to products in stores due to extreme weather; and unpredictable seasonal changes which affect customer purchasing; especially because drastic climate change weather events are already happening. “Five billion-dollar weather disasters hit the Earth last month, according to the March 2017 Catastrophe Report from insurance broker Aon Benfield: two severe weather/tornado outbreaks in the U.S., a major freeze/winter storm in the U.S.”6

An aggressive target on GHG emissions reduction is essential.
TJX’s current goal merely aims to reduce its GHG emissions by 30% over a 2010 baseline, leaving the company still emitting 70% of its overall 2010 baseline emissions. The Proponent appreciates TJX’s goals and intentions in supporting renewable energy and increasing energy efficiency, however the Proponent believes that an evaluation of the company’s net-zero GHG emissions capability is crucial in the company’s environmental sustainability goals.  The Proponent believes that the 2015 Paris Agreement’s more aggressive target to limit global warming to no more than 1.5 degrees Celsius above pre-industrial levels is a more expeditious call to action than currently planned in TJX’s current business goals.

The proponent believes that reaching the Paris Agreement’s more aggressive goal requires planning now for zero greenhouse gas (GHG) emissions on a fixed timeline. In order to hold the global warming temperature to no more than 1.5 degrees Celsius, corporations and nations alike must reach net-zero GHG emissions as soon as possible.  With consideration of the periods for replacing or refurbishing TJX supplier facilities, the proposed time horizon options of 2030, 2040, or 2050 allow the company and its suppliers to efficiently plan for a net zero goal appropriately integrated to their equipment and facility upgrades. In the opinion of the Proponent, in order to sustain TJX’s environmental stewardship and to model an appropriately scaled and paced response to cutting carbon emissions that  contribute to climate change,  the Company must consider how its stores and major suppliers can attain net-zero GHG emissions on the earliest practical timeline.

A major industrial corporation has committed to becoming carbon neutral by 2030, demonstrating the feasibility of  the Proposal.
Siemens, an industrial firm that produces its own products, has demonstrated the feasibility of the Proposal. Siemens reported in September 2015 that it “aims to be the world's first major industrial company to achieve a net-zero carbon footprint by 2030.” Furthermore, Siemens expects to demonstrate bottom line benefits of “annual savings of €20 million expected” on a “€100 million investment in improving energy efficiency.”

TJX’s current plans for GHG reduction will only offset a small portion of the manufacturing emissions.

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6 https://www.wunderground.com/cat6/march-2017-earths-2nd-warmest-march-record

The Proponent believes that TJX’s goal “to reduce our global GHG emissions per dollar of revenue by 30% by 2020, against a 2010 baseline” demonstrates leadership; however the Proponent also believes that this goal will not succeed in ensuring that TJX does its part in halting climate change. If our company only reduces its GHG emissions by 30% over the baseline, the vast majority (at least 70%) of emissions will be continually be released into our atmosphere through 2020 and beyond.  In the opinion of the Proponent, such a limited company goal will not help the globe diminish the affects of climate change, and will set an inadequate model for the marketplace The Company and its peers must scale their efforts to the demands of the climate crisis, and achieve net zero GHGs on a fixed timeline.

Conclusion:
The Proponent believes that pursuing efforts to limit the temperature increase to 1.5 degrees Celsius requires that TJX and others plan now to get to net zero emissions by a fixed timeline. At least one major industrial firm has already committed to achieving net zero by 2030, and we believe that TJX has the leadership and resources to create an effective and sustainable plan.

We urge you to vote “FOR” proxy item #10. Should you have any proposal-specific questions please feel free to contact us at info@jantzmgmt.com.

Date: April 28, 2017

By: /s/ Christine J. Jantz
Christine J. Jantz
President
Jantz Management LLC

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote YES on question number 10 following the instruction provided on the management’s proxy mailing.